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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

AUG 30 2018

Washington DC 408

SEC FILE NUMBER
8- 21979

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2017 AND ENDING 06/30/2018
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pactolus Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8614 Westwood Center Drive, Suite 620
(No. and Street)

VIENNA	VIRGINIA	22182
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gery Sadzewicz (815) 782-1250

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FGMK,LLC
(Name – *if individual, state last, first, middle name*)

333 W. Wacker Drive, 6th Floor	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PUBLIC

OATH OR AFFIRMATION

I, Alan M. Harter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pactolus Securities, LLC, as of 30 June, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

SORAYA G HOWARD NOTARY PUBLIC REG # 7609684 COMMISSION EXPIRES 1/31/2022 COMMONWEALTH OF VIRGINIA

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Identifying opportunities.
Delivering solutions.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Management of
Pactolus Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Pactolus Securities, LLC (the "Company") as of June 30, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of June 30, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engage to perform, and audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

FGMK, LLC

Chicago, Illinois
August 29, 2018

We have served as the Company's auditor since 2018.

PACTOLUS SECURITIES, LLC

FINANCIAL STATEMENT
FOR THE YEAR ENDED JUNE 30, 2018 AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PACTOLUS SECURITIES, LLC

TABLE OF CONTENTS

STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2018

ASSETS	
Cash and cash equivalents	$ 74,036
Commissions and fees receivable	45,000
Legacy commissions receivable	2,102
Other assets	693
TOTAL ASSETS	**$ 121,831**
LIABILITIES	
Legacy commissions payable	1,324
Accounts payable	10,333
Accrued expense payable	558
Payable to affiliated entity	5,970
TOTAL LIABILITIES	**$ 18,185**
MEMBER'S EQUITY	103,646
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$ 121,831**

The accompanying notes are an integral part of the financial statement.

NOTES TO THE FINANCIAL STATEMENT
FOR THE YEAR JUNE 30, 2018

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies of Pactolus Securities, LLC, (the "Firm") consistently applied in the preparation of the accompanying financial statement is provided below:

a. Nature of Operations— The Firm was formed as a limited liability company in the state of Delaware. The Firm was formed as a securities broker dealer and is a registered securities broker and dealer. The Firm is engaged as a placement agent as well as a wholesaler of variable life insurance products, annuities and mutual funds.

b. Cash Equivalents—For purposes of the statement of cash flows, the Firm considers all highly liquid debt instruments with maturities of three months or less when purchased to be cash equivalents. There were no cash equivalents as of June 30, 2018.

c. Use of Estimates—The preparation of financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statement, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

d. Concentrations of Credit Risk—The Firm places its cash in accounts with a local financial institution. At times, such accounts may be in excess of FDIC insured limits. The Firm did not have any amounts in excess of insured limits as of June 30, 2018.

e. Commissions and Fees Receivable— Commissions and Fees Receivable consists of commissions, fees and other amounts owed to the Firm in connection with its placement agency business. The Firm considers these receivables to be fully collectible. Uncollectible accounts receivable are charged directly against operations when they are determined to be uncollectible.

f. Legacy Commissions Receivable— Legacy Commissions Receivable consists of commissions, fees and other amounts owed to the Firm in connection with the Firm's business as a wholesaler of variable life insurance products, annuities and mutual funds. The Firm considers the receivables to be fully collectible. Uncollectible accounts receivable are charged directly against operations when they are determined to be uncollectible.

g. Legacy Commissions Payable —Legacy commissions payable represent commissions due to the brokers.

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09 Revenue from Contracts with Customers (Topic 606). This ASU is a comprehensive new revenue recognition model that requires a company to recognize revenue to depict the transfer of goods or services to a customer at an amount that reflects the consideration it expects to receive in exchange for those goods or services. In August 2015, FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, which deferred the effective date of ASU 2014-09 to annual reporting periods beginning after December 15, 2017 including interim reporting periods within that reporting period. Early adoption is permitted for reporting periods beginning after December 15, 2016. Companies may use either a full retrospective or a modified retrospective approach to adopt this ASU. Management is currently evaluating this standard, including which transition approach to use.

In March 2016, FASB issued ASU 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net). The amendments are intended to improve the operability and understandability of the implementation guidance on principal versus agent considerations. The effective date for this ASU is the same as the effective date for ASU 2014-09. Management is currently evaluating this standard.

NOTE 2: RELATED PARTY TRANSACTIONS

The Firm has an expense sharing agreement with an affiliated company, which is related by common ownership. Under the terms of the agreements, the affiliated company has agreed to make available personnel, certain facilities and provide for performance of certain administrative and clerical services as well as pay for certain general and administrative expenses that are incurred by the Firm. During the year the affiliated company charged the Firm $67,548 in connection with the above. The amount owing by the Firm to the affiliated company at the end of the year was $5,970.

NOTE 3: CONCENTRATIONS

The Firm's revenue stream is transaction based rather than recurring in nature. As a result, the Firm will have revenue concentrations year over year.

NOTE 4: INDEMNIFICATIONS

In the ordinary course of business, the Firm may be subject to various claims, litigation, regulatory and arbitration matters. Although the effects of these matters cannot be determined, the Firm's management believes that their ultimate outcome will not have a material effect on the Firm's financial position, results of operations, or net cash flows.

In the normal course of business, the Firm enters into contracts that contain a variety of representations and warranties that provide indemnification under certain circumstances. The Firm's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Firm that have not yet occurred. The Firm expects the risk of future obligations under these indemnifications to be remote.

NOTE 5: NET CAPITAL REQUIREMENTS

The Firm is subject to the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule ("Rule 15c3-1"). Under this Rule the Firm is required to maintain a "minimum net capital" equivalent to the greater of $5,000 or 6-2/3% of the "aggregate indebtedness" of the Firm and a ratio of "aggregate indebtedness" to "net capital" of less than 15 to 1, as these terms are defined. Rule 15c3-1 also provides that equity capital must not be withdrawn if the resulting net capital ratio would exceed 15 to 1. On June 30, 2018, the Firm had net capital of $57,176 which was $52,176 in excess of its required net capital of $5,000. The aggregate indebtedness to net capital was 0.3181 to 1.

NOTE 6: SUBSEQUENT EVENTS

Management has evaluated all subsequent events from June 30, 2018 through August 29, 2018, the date the accompanying financial statement were available to be issued, and is not aware of any material subsequent event occurring during this period.